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Exhibit 99.1(a)(5)(J)

Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebracorporation.com

FOR IMMEDIATE RELEASE

Zebra Technologies Extends Tender Offer for
All Outstanding Shares of Fargo Common Stock to December 24

    Vernon Hills, IL, and Eden Prairie, MN, December 10, 2001—Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced that Zebra is further extending its tender offer for all outstanding shares of common stock (including associated rights to purchase preferred stock) of Fargo for $7.25 per share in cash to 5:00 PM, New York City time, on December 24, 2001. The extension is necessary, because the applicable Hart-Scott-Rodino antitrust review waiting period has yet to expire or be terminated. The tender offer commenced on August 3, 2001, and was most recently scheduled to expire at 5:00 PM, New York City time, on December 10, 2001.

    Zebra intends to extend the offer at least until expiration or termination of the Hart-Scott-Rodino antitrust review waiting period, subject to the provisions of the acquisition agreement. Pursuant to the acquisition agreement signed by Zebra and Fargo, the tender offer will generally be extended in increments of 10 business days.

    As of Noon New York City time on December 10, 2001, 9,996,227 shares of Fargo common stock (including guaranteed deliveries), which represent 85.0% of total shares outstanding, had been tendered.

    This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. All stockholders should read the tender offer statement, as amended (including the offer to purchase, a related letter of transmittal and other offer documents), that was filed with the SEC by Zebra, and the solicitation/recommendation statement that was filed with the SEC by Fargo. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders are also able to obtain copies of these documents, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained, at no charge, by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

    Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

    Zebra Technologies Corporation manufactures and distributes Zebra-brand on-demand thermal bar code label printers and Eltron®-brand plastic card printers used in automatic identification, personalization and security applications worldwide. The company, with an installed base of two million printers, also offers software and related supplies, including more than 1,000 label and ribbon combinations. Zebra's customers include more than 70 percent of the FORTUNE 500. Information about Zebra Technologies Corporation can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Paul Stephenson Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6330 Fax: 952.941.7836

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  Exhibit 99.1(a)(5)(J)